Alston&Bird llp
Chase Tower, Suite 3601
2200 Ross Avenue
Dallas, TX 75201
214-922-3400
Fax: 214-922-3899
www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com
April 25, 2011
VIA EDGAR AND UPS OVERNIGHT DELIVERY
Ms. Sonia Barros
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Steadfast Income REIT, Inc. Post-Effective Amendment No. 4 to Registration Statement on Form S-11 Filed April 14, 2011 File No. 333-160748
Dear Ms. Barros:
     This letter sets forth the response of Steadfast Income REIT, Inc. (the “Company”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated April 20, 2011 with regard to the filing referenced above (“Amendment No. 4”). For your convenience, we have set forth below your comments followed by the Company’s relevant responses. We respectfully request permission to include the revised or additional disclosure requested in your letter in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed promptly following effectiveness of Amendment No. 4. If this is acceptable, we request the Staff to declare Amendment No. 4 effective at the earliest practicable time.
1.	Comment: We note that you disclose the average monthly rent per leased unit. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculation, please expand your disclosure to quantify how concessions would impact the calculations.
Response: The Company calculates average monthly rent per leased unit by taking the amount of rent actually received during the period and dividing that amount by the number of units. As a result, tenant concessions do not impact the average monthly rent per leased unit as the Company’s calculation already takes into account tenant concessions. The Company undertakes to revise
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros
April 25, 2011

the disclosure in the Supplement to clarify that average monthly rent per leased unit is based on rental amounts actually received by the Company.
2.	Comment: We note that capitalization rates are determined by dividing the property’s projected net income by the purchase price. Please expand your discussion of how net income is calculated, such as a discussion of revenues and expenses. Furthermore, since this figure is projected, please describe the percentage that is based on in-place leases and any other assumptions that go beyond in-place leases.

Response: The Company undertakes to revise the disclosure in the Supplement to clarify that net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. The Company will further disclose that it determines projected income based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.
     The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Thank you for your consideration of the Company’s responses to your comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (214) 922-3405.
Sincerely,
/s/ Gustav F. Bahn
Gustav F. Bahn
cc:    Ms. Ana Marie del Rio, Steadfast Income REIT, Inc.